                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                       (Name of Persons Filing Statement)

               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                            FN EQUITIES JOINT VENTURE
                       (Name of Persons Filing Statement)

  PARTICIPATION INTERESTS IN NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                         (Title or Class Of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

          JOHN S. WHETZELL, PRESIDENT                   JOHN S. SIMMERS, PARTNER
     NORTHLAND COMMUNICATIONS CORPORATION              FN EQUITIES JOINT VENTURE
         1201 THIRD AVENUE, SUITE 3600                  2780 SKY PARK, SUITE 300
           SEATTLE, WASHINGTON 98101                   TORRANCE CALIFORNIA 90505
                (206) 621-1351                               (310) 326-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communication on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
           240.13e-3(c)] under the Securities Exchange Act Of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in box "(a)" are preliminary copies: [X]


                            Calculation of Filing Fee

       Transaction Valuation                          Amount of Filing Fee*
            $62,250,000                                        $12,450
(PROJECTED PARTNERSHIP NET CASH VALUE)

*Based on projected Registrant/Partnership net cash value.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid: $12,450

         2) Form, Schedule or Registration Statement No.: SCHEDULE 14A; COMMISSION FILE NO. 000-16063

         3)       Filing Party: REGISTRANT/PARTNERSHIP

         4)       Date Filed: DECEMBER 21, 2000

                       DOCUMENTS INCORPORATED BY REFERENCE

                             DEFINITIVE SCHEDULE 14A
                  (filed concurrently with this Schedule 13E-3)

                             ----------------------

                 (See following page for Cross Reference Sheet.)

                              CROSS REFERENCE SHEET
              PURSUANT TO GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3


           Item in Schedule 13E-3                Location in Proxy
Material
           ----------------------                --------------------------
1.   Summary Term Sheet                      Proxy Statement:  Summary --
                                             Summary of the Proposed Transaction

2.   Subject Company Information             N/A

3.   Identity and Background of............  Proxy Statement:  Information About
     Filing Person                           NCP-Six--Affiliates Of NCP-Six


4.   Terms of the Transaction..............  Proxy Statement:  Summary--Summary
                                             of the Proposed Transaction; The
                                             Proposed Transaction--Payment of
                                             the Purchase Price; -Distributions
                                             to Limited Partners, -Conditions
                                             to Completion of the Transaction,


5.   Past Contracts, Transaction,
     Negotiations and Agreements...........  Proxy Statement:  Financial
                                             Statement--Audited
                                             Financial Statement Of Northland
                                             Cable Properties Six Limited
                                             Partnership, --Statement Of
                                             Operations--Expenses, --Financial
                                             Statement (Unaudited)-Northland
                                             Cable Properties Six Limited
                                             Partnership;  The Proposed
                                             Transaction


6.   Purposes of the Transaction and
     Plans or Proposals ...................  Proxy Statement:  Summary--Summary
                                             of the Specific Terms of the
                                             Proposed Transaction; The Proposed
                                             Transaction--Distributions to
                                             Limited Partners, -- Conditions to
                                             Completion of the Proposed
                                             Transaction; NCP-Six's Management's
                                             Discussion and Analysis of
                                             Financial Condition and Results of
                                             Operations--General


7.   Purpose(s), Alternatives, Reasons and
     Effects ..............................  Proxy Statement:  Summary--Reasons
                                             for the Proposed Transaction;
                                             Background and Reasons for the
                                             Proposed Transaction--Background
                                             of the Transaction, --Reasons for
                                             the Transaction; Fairness of the
                                             Transaction; Summary--Summary
                                             of the Proposed Transaction;
                                             Summary--Consequences of a
                                             Determination by the Limited
                                             Partners Not to Approve Proposed
                                             Amendment No. 1 and Proposed
                                             Amendment No. 2; Projected Cash
                                             Available from Liquidation;
                                             Conflicts of Interest; Specific
                                             Terms of the Proposed Transaction-
                                             Payment of the Purchase Price,
                                             --Distributions to Limited
                                             Partners; Dissolution and
                                             Liquidation Consequences of the
                                             Transaction--Dissolution
                                             Procedures, -Liquidating Trust;
                                             Federal and State Income Tax
                                             Consequences


8.   Fairness of the Transaction...........  Proxy Statement:  Summary-
                                             Fairness of the Proposed
                                             Transaction; -- Fairness of the
                                             Adelphia Transaction; Fairness of
                                             the Proposed Transaction

9.   Reports, Opinions, Appraisals and
     Negotiations..........................  Proxy Statement:  Fairness of the
                                             Transaction--Summary of Appraisals,
                                             1999 --Third-Party Bid Solicitation
                                             Process, -Compensation and Material
                                             Relationships, - Northland's 1999
                                             Offer to Purchase NCP-Six Assets;
                                             -- Rescission of Northland's 1999
                                             Offer Due to Lack of Financing, --
                                             2000 Third-Party Bid Solicitation
                                             Process, -- The Adelphia
                                             Transaction, -- Northland's 2000
                                             Offer to Purchase NCP-Six Assets,
                                             -- Houlihan Lokey Fairness
                                             Opinions; Projected Cash Available
                                             from Liquidation

10.  Source and Amounts of Funds or other
     Consideration.........................  Proxy Statement:  Fairness of the
                                             Proposed Transaction - the Adelphia
                                             Transaction; Specific Terms of the
                                             Proposed Transaction--Payment of
                                             Purchase Price;



11.  Interest in Securities of the
     Subject Company                          Proxy Statement:  Cover Page

12.  The Solicitation or Recommendation of
     Certain Persons with Regard to the
     Transaction............................  Proxy Statement:
                                              Summary-Our Recommendation


13.  Financial Information..................  Proxy Statement:  Financial
                                              Statements; Projected Cash
                                              Available From Liquidation

14.  Person/Assets Retained, Employed,
     Compensated or Used....................  N/A

15.  Additional Information.................  Form of Proxy;

16.  Material to be Filed as Exhibits.......  Proxy Statement; Exhibit A --
                                              NCP Liquidating Trust



-----------

Capitalized terms not expressly defined herein shall have the same meaning ascribed to them in the Northland Cable Properties Six Limited Partnership Proxy Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:

         - "Schedule 14A" means the Partnership's Definitive Schedule 14A filed concurrently herewith.

         -        "Form of Proxy" means the form of proxy forming part of
                  Schedule 14A.

         - "Notice of Special Meeting" means the notice of special meeting of limited partners of the Partnership forming part of
                  Schedule 14A.

         -        "Partnership" means Northland Cable Properties Six Limited
                  Partnership.

         -        "Proxy Statement" means the proxy statement forming part of
                  Schedule 14A.

         -        "Units" means participation interests in the Partnership.

All of the above documents are hereby incorporated herein by this reference.

        For the purposes of responses to this Schedule 13E-3, cross references will be made to the Schedule 14A and to information under specified sections of the documents contained in the Schedule 14A.

                 -----------------------------------------------

ITEM 1. SUMMARY TERM SHEET

        The proposed transaction is summarized in the Proxy Statement. See "Summary - Summary of the Proposed Transaction." This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a) The name of the issuer is Northland Cable Properties Six Limited Partnership. Its principal executive offices are located at 1201 Third Avenue, Suite 3600, Seattle, Washington 98101. The telephone number of its principal executive offices is (206) 621-1351.

        (b) The exact title of the security subject to this transaction is "participation interests in Northland Cable Properties Six Limited Partnership", referred to in this Schedule 13E-3 as "Units." As of December 31, 2000, there were 29,784 Units outstanding and 1,807 holders of record of the Units.

        (c) There is currently no established trading market for the Units.

        (d) Since November 15, 1997, the Partnership has made no cash distributions. The Partnership is generally restricted from paying distributions (other than for expense allocations and payment of management fees) under its credit agreement with its lender, First National Bank.

        (e) During the past three years, the Partnership has made no underwritten public offering of Units for cash which was registered under the Securities Act of 1933 (the "1933 Act") or exempt from registration thereunder pursuant to Regulation A.

        (f) Since January 1, 1997, the Partnership has repurchased an aggregate of 28 units at face value ($500/unit).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a) - (c) This Schedule 13E-3 is filed by the Partnership, Northland Communications Corporation, and FN Equities Joint Venture.

        The Partnership is a Washington limited partnership with no directors or officers. The Managing General Partner of the Partnership is Northland Communications Corporation, a Washington corporation ("NCC"); the Administrative General Partner of the Partnership is FN Equities Joint Venture, a California general partnership ("FNEJV").

        The principal business of NCC is locating cable television systems, negotiating for their acquisition, forming limited partnerships to own the systems, arranging for the sale of limited partnership interests to investors, managing the partnerships, and liquidating partnership assets upon dissolution. NCC is a wholly-owned subsidiary of Northland Telecommunications Corporation, a Washington corporation ("NTC"). The address of the principal executive offices of each of NCC and NTC is 1201 Third Avenue, Suite 3600, Seattle, Washington 98101.

        The sole partners of FNEJV are FN Equities, Inc. ("FNE"), FN Network Partners, Ltd., a California limited partnership ("FNPL"), and John Simmers, the sole owner of FNE. The principal business of each of FNEJV and FNE is to provide services as administrative general partner of limited partnership cable television operations. The address of the principal executive offices of each of FNEJV, FNE, and John Simmers is 2780 Sky Park Drive, Suite 300, Torrance, California 90505.

        For information responsive to Items 2(a) through (d) with respect to NCC and FNEJV, see "Information About NCP-Six - Affiliates of NCP-Six" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (e) None of the persons or entities identified in response to Items 2(a) through 2(d) has, during the past 10 years, been convicted in a criminal proceeding.

        (f) None of the persons or entities identified in response to Items 2(a) through 2(d) has, during the past 10 years, been involved in any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (g) All of the persons identified in Items 2(a) through 2(d) are United States citizens.

ITEM 4. TERMS OF THE TRANSACTION

        (a) See "Summary--Summary of the Proposed Transaction," "Specific Terms of the Proposed Transaction--Distributions to Limited Partners," "--Conditions to Completion of the Transaction" and "Federal and State Income Tax Consequences" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (b) - N/A

        (c) Because the Managing General Partner or its affiliate will be the acquiring entity, the undivided portion of the assets attributable to the Managing General Partner's interest in the Partnership will be distributed to the Managing General Partner in-kind, rather than sold for cash, as is the case for the other holders of the Partnership's securities. See the first paragraph under "Summary--Summary of the Proposed Transaction--Payment of the Purchase Price; Promissory Note," the third paragraph under "Specific Terms of the Proposed Transaction--Distributions to Limited Partners" and "Proposed Amendment No. 2 to The NCP-Six Partnership Agreement" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of
Schedule 13E-3.

        (d) See "The Special Meeting - No Dissenters' Rights" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (e) No special provisions have been made to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

        (f) N/A

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

        (a) (1) See "Statements of Operations--Expenses" and Note "3", both under "Financial Statements--Audited Financial Statement of Northland Cable Properties Six Limited Partnership" in the Proxy Statement. See also "Statements of Operations--Expenses" under "Financial Statements (Unaudited)--Northland Cable Properties Six Limited Partnership" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

            (2) No contacts, transactions or negotiations have occurred which would be subject to this Item, except the proposed transaction described in the Proxy Statement. See "Specific Terms of the Proposed Transaction" and "Fairness of the Proposed Transaction - Northland's 1999 Offer to Purchase NCP-Six Assets" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) On September 1, 1998, NCC acquired and was distributed all of the assets of Northland Cable Properties Five Limited Partnership ("NCP-Five"), a limited partnership for which NCC served as managing general partner. The gross valuation of the transaction was $35,463,000, which included the consideration paid NCC to NCP-Five and the value of the assets distributed by NCP-Five to NCC. NCC initiated the negotiations for that acquisition.

        (c) See "Fairness of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.


ITEM 6. PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS

        (a) See "Summary--Summary of the Proposed Transaction," "The Proposed Transaction--Distributions to Limited Partners," and "--Conditions to Completion of the Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (b) See response to Item 6(a) above. See also "Summary - The Adelphia Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c) Except for the termination of the employment of Partnership employees, no change in the present management of the Partnership nor of any of the persons enumerated in General Instruction "C" to Schedule 13E-3 for whom this Item 5 applies is expected to occur in relation to, or as a result of, the proposed transaction.

        (d) See response to Item 6(a) above and "Dissolution and Liquidation Consequences of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3. With respect to any material change in the present dividend rate or policy of the Partnership, see the first paragraph of "Information About NCP-Six -- NCP-Six's Management's Discussion and Analysis of Financial Condition and Results of Operations--General" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The General Partners intend that all indebtedness of the Partnership will be repaid upon consummation of the proposed transaction. The capitalization of the Partnership will be materially altered in consequence of the proposed liquidation under the proposed transaction. The Managing General Partner does not expect any material change to occur in the present dividend rate or policy of, or indebtedness or capitalization of NCC. The Administrative General Partner does not expect any material change to occur in the present dividend rate or policy of, or indebtedness or capitalization of either FNEJV or FNE.

        (e) See response to Item 6(a) above. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (f) Upon liquidation of the Partnership pursuant to the proposed transaction, the Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"). No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed transaction.

        (g) Upon liquidation of the Partnership pursuant to the proposed transaction, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the 1934 Act. No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed transaction.

        The General Partners believe that none of the activities or transactions described in Item 6 should apply to any of the individual persons described in General Instruction "C" to Schedule 13E-3.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

        (a) See "Summary--Reasons for the Proposed Transaction" and the first two paragraphs of "Background and Reasons for the Proposed
Transaction-Background of the Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

        (b) See "Background and Reasons for the Proposed Transaction--Background of the Proposed Transaction," as well as "-"Chronology of Events Leading up to the Proposed Transaction,"--Reasons for the Proposed Transaction," and "Fairness of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c) See the responses to Items 7(a) and 7(b) above. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (d) See "Summary--Summary of the Proposed Transaction--Liquidation of the Partnership; Distributions to Limited Partners," "Summary--Consequences of a Determination By The Limited Partners Not To Approve Proposed Amendment No. 1 and Proposed Amendment No. 2," "Projected Cash Available From Liquidation," "Conflicts of Interest," "Specific Terms of the Proposed Transaction--Payment of the Purchase Price" and "--Distributions to Limited Partners," "Dissolution and Liquidation Consequences of the Proposed Transaction--Dissolution Procedures" and "--Liquidating Trust," and "Federal and State Income Tax Consequences" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION

        (a) See "Summary--Fairness of the Proposed Transaction," and "Fairness of the Proposed Transaction--Our Belief as to Fairness" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) See "Fairness of the Transaction--Material Factors Underlying Belief as to Fairness," "--Appraisal Process; Summary of Appraisals," "--2000 Third-Party Bid Solicitation Process" and "-Houlihan Lokey Fairness Opinions" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c) The affirmative vote of limited partners holding a majority of the outstanding Units (excluding the Units held by NCC, FNEJV and either of their affiliates) is required to approve the transaction.

        (d) The Managing General Partner did not retain an unaffiliated, independent third party to act solely on behalf of the limited partners for purposes of negotiating the terms of the transaction, but the General Partners did retain Houlihan Lokey Howard and Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion as to the fairness of the consideration to be received by the Partnership from a financial point of view. See "Fairness of the Transaction-Houlihan Lokey Fairness Opinion" in the Proxy Statement.

        (e) The proposed transaction has received the unanimous consent of the General Partners.

        (f) See "Fairness of the Transaction-2000 Third-Party Bid Solicitation Process" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

        (a) The Partnership received two appraisals concerning the proposed transaction. One appraisal was performed by Daniels & Associates, L.P., and the other appraisal was performed by Communications Equity Associates. See "Fairness of the Transaction - Appraisal Process; Summary of Appraisals" in the Proxy Statement and Exhibits H and I to the Proxy Statement. The Partnership received a report summarizing the third-party bids received for purchase of the Partnership's assets. See "Fairness of the Transaction--Third-Party Bid Solicitation Process" in the Proxy Statement. The General Partners also received a fairness opinion from Houlihan Lokey concerning the fairness of the consideration to be received by the Partnership in the proposed transaction, as well as in the sale of certain assets by the Partnership to Adelphia Communication Corporation transaction from a financial point of view. See "Fairness of the Proposed Transaction-Houlihan Lokey Fairness Opinions" in the Proxy Statement, and Exhibits J and K to the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. No other outside experts were retained. The information in the Proxy Statement referred to in this Item 9(a) is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) (1) See response to Item 9(a) above. This information is incorporated by reference.

            (2) Daniels & Associates and Communications Equity Associates each has an internationally recognized reputation in matters concerning cable brokerage, appraisal and investment banking. Houlihan Lokey has a nationally recognized reputation in matters concerning investment banking services, financial analysis, business valuations, and the rendering of fairness opinions in transactions involving both public and privately held companies.

               (3) The Partnership retained Daniels & Associates and Communications Equity Associates based on the internationally recognized reputation each has in matters concerning cable brokerage, appraisal and investment banking, and based on prior transactions between each of them and the Partnership and its affiliates. The General Partners retained Houlihan Lokey based on their nationally recognized reputation for financial analysis, business valuations, and rendering of fairness opinions.

               (4) See "Projected Cash Available From Liquidation," including
Note 2 thereunder, and "Fairness of the Proposed Transaction--Compensation and Material Relationships" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

               (5) The Managing General Partner determined the amount of consideration to be paid for the assets of the Partnership to be purchased in the transaction.

               (6) See "Fairness of the Proposed Transaction--Appraisal Process; Summary of Appraisals" and "-Houlihan Lokey Fairness Opinions" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c) The appraisals of Daniels & Associates and Communications Equity Associates, and the fairness opinions of Houlihan Lokey shall be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of Units or such holder's representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        (a) See "Specific Terms of the Proposed Transaction--Payment of Purchase Price" and "Summary - The Adelphia Transaction in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

        (b) Although NCC has had discussions with its lender concerning financing of the acquisition of the assets of the Partnership, as of January 15, 2001, no loan agreement had been signed. No definitive arrangements have been made to repay borrowings for the transaction.

        (c) See "Projected Cash Available from Liquidation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The Partnership has paid or will be responsible for paying all of the expenses described in Item 6(b).

        (d) See response to Item 10(b).

ITEM 11. INTEREST IN SECURITIES OF THE PARTNERSHIP

        (a) See the fourth to the last paragraph of the cover page of the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) No transaction in Units was effected during the past 60 days by the Partnership or by any affiliate of the Partnership.

ITEM 12. RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

        (a) With respect to the voting of Units, see the paragraphs eight, nine and ten of the cover page of the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. Under the terms of the proposed transaction, no securities are proposed to be tendered or sold.

        (b) See "Summary-Our Recommendation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

ITEM 13. FINANCIAL INFORMATION

        (a) Required financial data and statements, both audited and unaudited, concerning the Partnership are set forth under the heading "Financial Statements" in the Proxy Statement and are organized as described below. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

        Financial Statements for the Years Ending December 31, 1999 and 1998 (audited) and for the nine-month period ending September 30, 2000 (unaudited):

                      Auditor's Opinion
                      Balance Sheets
                      Statements of Operations
                      Statements of Changes in Partners' Deficit
                      Statements of Cash Flows
                      Notes to Financial Statements

        (b) See "Projected Cash Available From Liquidation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 14. PERSONS/ASSETS RETAINED, COMPENSATED, EMPLOYED OR USED

        (a) Excluding Partnership assets which are proposed to be used as consideration for the proposed transaction, Partnership assets will be utilized to pay the transaction costs associated with the proposed transaction. In addition, Partnership employees provided information in connection with the appraisals by Daniels & Associates and Communications Equity Associates, in connection with the third party bid solicitation conducted by Daniels & Associates, and in connection with the due diligence performed by Houlihan Lokey as a condition to the rendering of its fairness opinions.

        (b) No persons have been or are to be employed, retained or compensated by the Partnership or by any person on behalf of the Partnership to make solicitations or recommendations in connection with the proposed transaction.

ITEM 15. ADDITIONAL INFORMATION

        See the Notice of Special Meeting, Form of Proxy, and Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS

        (a) See Proxy Statement, including Exhibits A through K. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

        (b) No executed loan agreement is available at this time.

        (c) See Exhibits H, I, J and K to the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (d) Form of NCP-Six Liquidating Trust, filed as Exhibit A hereto. See "Dissolution and Liquidation Consequences of the Proposed Transaction --.Description of Liquidating Trust" for details.

        (e) Disclosure materials to be furnished to security holders are included in the Schedule 14A. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. See response to Item 16.

        (f) Dissenters' appraisal rights are not available to partners under Washington law with respect to a sale of substantially all of the Partnership's assets and subsequent liquidation. Appraisal rights will not be voluntarily accorded to dissenting partners in connection with the proposed transaction. Dissenting partners are protected under state law by virtue of the fiduciary duty of the General partners to act with prudence in the business affairs of the Partnership on behalf of both the General Partners and the Limited Partners.

        (g) No persons have been employed by the Partnership to make oral solicitations or recommendations to security holders.


                                   ---------------------------------------------

                                   SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        Dated January 29, 2001.

                                       NORTHLAND CABLE PROPERTIES SIX
                                       LIMITED PARTNERSHIP

                                       By:  NORTHLAND COMMUNICATIONS CORPORATION
                                            Managing General Partner

                                            By: /s/ JOHN S. WHETZELL
                                                --------------------------------
                                                John S. Whetzell, President


                                            By: /s/ RICHARD I. CLARK
                                                --------------------------------
                                                Richard I. Clark, Vice President


                                       NORTHLAND COMMUNICATIONS CORPORATION

                                       By: /s/ JOHN S. WHETZELL
                                           -------------------------------------
                                           John S. Whetzell, President


                                       By: /s/ RICHARD I. CLARK
                                           -------------------------------------
                                           Richard I. Clark, Vice President


                                       FN EQUITIES JOINT VENTURE

                                       By:  FN EQUITIES, INC., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, Vice President

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                JOHN S. SIMMERS, Partner

                                       By:  FN NETWORK PARTNERS, LTD., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, General Partner

                           EXHIBIT A TO SCHEDULE 13E-3

                            NCP-SIX LIQUIDATING TRUST

        THIS AGREEMENT is made and entered into by and among NORTHLAND COMMUNICATIONS CORPORATION ("NCC"), as agent for the Limited Partners of NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP ("NCP-Six"), a Washington limited partnership ("Trustors"), and RICHARD I. CLARK ("Trustee").

        1. Transfer of Property. The Trustors are contemporaneously herewith transferring to the Trustee the right to receive payment and other rights associated with that certain Promissory Note, dated ______________, 2001, in the principal amount of $9,875,000, made by NCC in favor of NCP-Six. The amount payable under said Promissory Note is subject to adjustment in accordance with its terms and the terms of that certain Proxy Statement dated ____________, 2001 (the "Proxy Statement"). The Trustors are also contemporaneously herewith transferring to the Trustee the right to receive up to $1,000,000 from the "hold back escrow" established pursuant to section ___ of the Asset Purchase Agreement dated ___________, 2001 by and between NCP-Six and Adelphia Communications Corporation. In addition, the Trustors are depositing contemporaneously herewith $750,000 cash in accordance with the terms of the Proxy Statement. These sums, together with other property which may be added to the trust created herein, shall be held, managed and distributed by the Trustee as herein provided. This trust shall be known as the NCP-Six Liquidating Trust. The purpose of the Trust shall be to hold and administer for the benefit of the beneficiaries the amounts owing to the beneficiaries in accordance with the terms of the Proxy Statement.

        2. Identification of Beneficiaries. The beneficiaries of the Trust are the limited partners of NCP-Six, whose names and whose proportionate shares of the Trust are set forth on Exhibit A.

        3. Allocation of Property. The Trustee shall allocate the property described in Article 1, and the income and expenses of the Trust, among the beneficiaries in the proportions set forth on Exhibit A.

        4. Distribution of Principal and Income. The Trustee may distribute to each Beneficiary such portion or all of such Beneficiary's share of the principal and income of the Trust at such time and in such manner as the Trustee shall determine, until the termination of the Trust. At least annually, the Trustee shall distribute to the beneficiaries any income from investments, net of any expenses of the Trust.

        5. Distribution of Principal and Termination of Trust. To the extent that each trust has not been distributed sooner, the entire balance of the Trust shall be distributed to the Beneficiaries no later than December 31, 2004.

        6. Death of Beneficiary. In the event of the death of any Beneficiary prior to that time the Beneficiary is entitled to receive a full distribution of the balance of the trust estate, any part of such trust still being held shall be distributed as the Beneficiary shall appoint by Last Will and Testament.

        7. Purpose of Trust. The purpose of the Trust is solely to hold and invest temporarily the proceeds attributable to Trustors from the liquidation of NCP-Six, and to make payment of any claims and/or contingent liabilities arising from the business formerly conducted by NCP-Six. The Trust is not intended to continue or engage in the conduct of the business formerly conducted by NCP-Six.

        8. Successor Trustee. In the event Trustee should die, resign, or otherwise become incapable of serving hereunder, a Successor Trustee shall be elected by a majority of the beneficiaries, voting in accordance with their respective proportionate interests in the Trust.

        9. Spendthrift Provision. Neither the income nor the principal of the trusts created hereunder, nor any portion thereof, shall be alienable by any Beneficiary, either by assignment or by any other method, and the same shall not be subject to be taken by the creditors of any such Beneficiary by any process whatsoever.

        10. Trustee's Powers. In addition to the rights, powers and authority incident to the office or required in or convenient to the trust otherwise vested in or impliedly conferred upon the Trustee, the Trustee shall have all of the rights, powers and authority with respect to the trust created hereunder provided under Washington law.

               10.1 Without limiting the generality of the foregoing, the Trustee is expressly authorized to:

                      (a) Determine what is principal or income, which authority shall specifically include the right to make any adjustments between principal and income for premiums, discounts, depreciation or depletion.

                      (b) To hold and retain in the same form as received any and all property transferred to Trustee for administration hereunder (and additions thereto), even though such property may not be of a nature or character authorized under the laws of the state of Washington or of any other state or jurisdiction for trust investments, or be unsecured, unproductive, underproductive, overproductive, or be of a wasting nature, or be inconsistent with the usual concepts of diversification of trust assets.

                      (c) Rely with acquittance upon advice of counsel on questions of law.

                      (d) Employ persons to advise or assist the Trustee in the performance of his duties, and to pay reasonable compensation therefore.

               10.2 Notwithstanding the foregoing, the Trustee is expressly prohibited from:

                      (a) Investing trust assets except in demand and time deposits in banks, or temporary investments such as short-term certificates of deposit or Treasury bills.

                      (b) Receiving any transfer of any listed or unlisted stocks or securities, any general or limited partnership interest, or any operating assets of a going business.

                      (c) Receiving or retaining cash in excess of a reasonable amount to meet claims and contingent liabilities.

        11. Accounting. The Trustee shall file income tax returns for the Trust as a grantor trust pursuant to Section 1.671-4(a) of the Income Tax Regulations.

        12. Delivery of Reports to Beneficiaries. Commencing on _______________, 2001 (the "Report Date"), and within thirty (30) days of each anniversary of the Report Date until the balance of the Trust shall have been distributed to the Beneficiaries, the Trustee shall distribute to the Beneficiaries annual unaudited financial information of the Trust for the preceding fiscal year of the Trust, including, without limitation, an unaudited balance sheet and statement of cash flows for such period. In addition to the foregoing, the Trustee shall, as soon as practicable after the occurrence of any event, change or transaction which materially effects either the Trust or the rights of beneficiaries under the Trust, deliver to each Beneficiary a report disclosing the event or change. The foregoing is not intended to limit the Trustee's obligations under RCW 11.100.140 or any other requirements under applicable law regarding notice and procedure for non-routine transactions.

        13. Governing Law. The validity and construction of any provision of this trust agreement shall be governed by the internal laws of the State of Washington, and this trust shall be deemed to have its status in the State of Washington.

        DATED __________________, 2001.


                                       TRUSTORS:




                                       NORTHLAND COMMUNICATIONS CORPORATION,
                                       agent for the Limited Partners of
                                       NORTHLAND CABLE PROPERTIES SIX LIMITED
                                       PARTNERSHIP

                                       By:

                                          --------------------------------------
                                      Its:

                                           -------------------------------------


                                       TRUSTEE:


                                       -----------------------------------------
                                       Richard I. Clark